
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 17, 2013

<u>Via E-mail</u>
York A. Ragen
Chief Financial Officer
Generac Holdings Inc.
S45 W29290 Hwy. 59
Waukesha, WI 53189

   Re: **Generac Holdings, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed March 13, 2013
     File No 001-34627

Dear Mr. Ragen:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Martin James

        Martin James
        Senior Assistant Chief Accountant